

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 6, 2012

George J. Zornada, Esq.
K&L Gates LLP
One Lincoln Street
Boston, MA 02111

> Re: Salient MF Trust
>   File Nos. 333-180225 and 811-22678

Dear Mr. Zornada:

On March 20, 2012, you filed a registration statement on Form N-1A for Salient MF Trust (the "Trust"), which includes two series: Salient Risk Parity Fund and Salient MLP and Energy Income Fund (each, a "Fund", and together, the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

PROSPECTUS

Salient Risk Parity Fund

Investment objective (Page 3)

1.   Please delete the following language from the investment objective: "by allocating capital across a broad set of asset classes in which the advisor seeks to balance the sources of portfolio risk, as measured by contributions to total volatility." Please move the quoted language to the Fund's description of its principal investment strategy.

Fees and expenses (Page 3)

2.   Page 42 of the Prospectus discloses that no sales load will be imposed when an investor purchases $1 million or more of Class A shares. However, a 1% CDSC will be imposed on those shares if they are sold within 1 year of purchase. Please disclose the 1% CDSC in the fee table. You may add a footnote explaining the circumstances under which it is imposed.

3.   Footnote (3) to the fee table provides that the advisor has agreed to waive certain expenses. Currently, the fee table does not show that any fees are expected to be waived during the first fiscal year of operations. Footnote disclosure of a fee waiver is permissible if amounts waived are presented in the fee table. *See* Instruction 3(e) to Item 3 of Form N-1A. If the fee table will not show a waiver, please delete the footnote. Disclosure concerning the waiver may be presented elsewhere in the Prospectus after the Risk/Return Summary.

Principal investment strategies (Page 4)

4.   The description of the Fund's investment strategies is excessively long for the Risk/Return Summary section of the Prospectus. Please provide a detailed discussion of the Fund's principal investment strategy in a location after the Risk/Return Summary. *See* Item 9(b) of Form N-1A. In the Risk/Return Summary, please summarize the principal investment strategies. *See* Item 4(a) of Form N-1A. We may have additional comments after reviewing the revisions.

5.   Although the current disclosure seems to suggest that the Fund is a traditional asset allocation fund, the Fund intends to invest in certain non-traditional asset classes (*e.g.*, credit default swaps, interest rate swaps) and will primarily implement its strategy though use of various derivatives. Please disclose prominently that the Fund will implement its strategy primarily by investing in derivatives, including futures contracts, swaps and credit default swaps. Please disclose also that the Fund may invest a large portion of its assets in money market instruments, which will serve as margin or collateral for the Fund's derivative investments.

6.   Based on the description of the Fund's strategy, it appears that the Fund may be primarily engaged in buying and selling derivative instruments which are not securities under Section 2(a)(36) of the Investment Company Act of 1940 (the "Investment Company Act"). Please provide us with your legal analysis as to whether such contracts are securities and why the Fund is an "investment company" under Section 3(a) of the Investment Company Act. *See* Peavey Commodity Futures Fund I, II, III (pub. avail. June 2, 1983) ("In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss.").

7.   The second sentence of this section states that the asset classes in which the Fund will invest include "credit" and "momentum . . . which represents a trend-following strategy." Please explain these terms in plain English. Please explain to us why it is appropriate to characterize each of these as an asset class.

8.   The term "volatility" is used throughout the strategy. Please provide a plain English explanation of "volatility". In addition, please inform us how volatility is determined. For example, over what time period is volatility measured.

Principal investment strategies — Asset Classes (Page 4)

9.   This section states that the Fund will seek to obtain a balanced amount of risk in each of five classes of assets. Please explain how the Fund will seek to balance the amount of risk. Please also explain how balancing risk between asset classes would affect asset allocation. For example, if accurate, explain that asset classes with higher volatility would be allocated lower amounts of assets; and asset classes with lower volatility would be allocated greater amounts of

assets. Consider providing an example of how the Fund would allocate risk among asset classes and how the Fund measures risk. In addition, please provide the expected range of allocations among the asset classes.

10.   Please discuss the Fund's strategy of selecting investments for each asset class, including an identification of each of the principal types of investments that will be used for each asset class.

11.   The last sentence of this section, at the top of page 5, states that the Fund expects to maintain investments in "over 50 different underlying risk exposures." Please clarify what is meant by an investment in risk exposure. Elsewhere in the Prospectus, please identify each of the different types of investments the Fund expects to make.

Principal investment strategies — Rebalancing and Index Tracking (Page 5)

12.   This section states that the Fund seeks to track the Salient Risk Parity V12+ Index (the "V12+ Index"), an index created by the Adviser. Please provide a description of the Index Methodology and describe the current composition of the index. We note that a description of the index methodology of the V12+ Index appears on the Adviser's website. That index methodology states the Index allocates assets to four asset classes. The Fund will allocate its assets to five asset classes. Please explain to us how the Fund's strategy is consistent with the V12+ Index methodology.

Principal investment strategies — Security Types (Page 5)

13.   This section states that the Fund gains exposure to asset classes by investing in different types of instruments including, but not limited to: equity futures, currency forwards, commodity futures, swaps on commodity futures, bond futures, swaps on bond futures, interest rate swaps, credit default swaps, credit default index swaps, inflation swaps, and swaptions. Please explain to us how the Fund will value derivatives for purposes of calculating net assets, which is the basis for determining the Adviser's fees. Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of determining net assets.

14.   Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

15.   Inasmuch as much of the Fund will be invested in instruments that are not securities, such as credit default swaps, commodities and interest rate swaps, please advise us whether the Fund will be subject to amended CFTC rule 4.5. If so, please explain to us whether becoming subject

to rule 4.5 will affect the operations of the Fund and whether there are any risks for shareholders in the event that the Fund is unable to comply with applicable CFTC rules.

16.   Since a large portion of the fund's investments are not securities, please revise the caption for this section to reflect the Fund's investments in derivatives and in a Cayman subsidiary.

17.   This section states that the Fund may invest in Salient Risk Parity Offshore Fund Ltd., a wholly-owned and controlled subsidiary of the Fund organized under the laws of the Cayman Islands as an "exempted company." Please explain the term "exempted company". In addition, please provide the following:

- Please inform us whether the subsidiary will be overseen by a board of directors that will comply with Sections 10 and 16 of the Investment Company Act of 1940 ("Investment Company Act").

- Please inform us whether the subsidiary will enter into an advisory agreement that will be subject to Section 15 of the Investment Company Act.

- Please disclose for the subsidiary, in the Statement of Additional Information ("SAI"), the investment policies and investment restrictions required for a registrant under Item 16(c) of Form N-1A.

- Please confirm that the subsidiary consents (i) to service of process and (ii) to examination of its books and records.

- Please ensure that the subsidiary and its board of directors execute the registration statement.

- Please disclose that the financial statements of the subsidiary will be consolidated with the Fund's financial statements in the Fund's annual and semi-annual shareholder reports.

- Please confirm that the assets of the subsidiary will be treated as if held directly by the Fund for purposes of compliance with the Investment Company Act.

- Please confirm that the subsidiary will have the same custodian and auditor as the Fund.

Principal investment strategies — Geographic & Other Limitations (Page 5)

18.   Please revise the caption for this section to specify the "Other Limitations" set forth. For example, we note that market capitalization and credit quality are discussed in this section.

Principal investment strategies — Implementation (Page 5)

19.   The last sentence of the second to the last paragraph on page 6 states that the Fund "does not expect" shares of the Risk Parity Subsidiary to be offered or sold to other investors. Please revise this to specify that shares of the Risk Parity Subsidiary will not be sold to other investors.

Principal investment risks -- Counterparty Risk (Page 7)

20.   Please inform us whether the Fund will have any limits on exposure to any particular counterparty. We may have additional comments after reviewing your response.

Principal investment risks – Credit Default Swap Agreements Risk (Page 7)

21.   This section states that the Fund may enter into credit default swap agreements and credit default index swap agreements as a "protection seller" and as a "buyer of credit protection". Please explain these terms in plain English and make clear the risks of the Fund acting as a protection seller and as a protection buyer. In the Fund's description of its principal strategy in response to Items 4(a) and 9(b) of Form N-1A, please describe how the Fund will use these instruments. With respect to credit default index swaps, please describe the constituents of the underlying index and the types of credit events (*e.g.*, default on a payment) that would trigger payment by the Fund. In addition, please confirm that when the Fund sells a credit default swap or credit default index swap, it will segregate liquid assets in an amount equal to the full notional value of the instrument.

Principal investment risks – Tax Law Change Risk (Page 11)

22.   This section states that the IRS has suspended issuing private letter rulings that permit a regulated investment company to treat as qualifying income the income from a wholly-owned offshore subsidiary that invests in commodity-linked derivative investments. This section further states that the Fund will obtain an opinion of counsel stating that income derived from the Risk Parity Subsidiary should be treated as qualifying income. Please file the opinion of counsel as an exhibit to the registration statement. In addition, please disclose the course of action the Fund will take if the IRS issues guidance that adversely affects the treatment of income attributable to the Fund's investment in the Subsidiary.

Principal investment risks – TIPS and Inflation-Linked Bonds Risk (Page 11)

23.   We note that you have identified risks of TIPS and Inflation-Linked Bonds as principal risk of investing in the Fund. Please also discuss TIPS and Inflation-Linked Bonds as principal types of investments in response to Item 4(a) of Form N-1A.

Salient MLP and Energy Income Fund

Investment objective (Page 15)

24.   Inasmuch as the Fund includes the term "income" in its name, please revise the Fund's objective to specify that the Fund will seek current income as a primary objective.

Fees and expenses (Page 15)

25.   Footnote (2) to the fee table states that the "Acquired fund (subsidiary) fees and expenses" line item will in the future reflect estimated deferred tax liability that may be incurred by the fund's subsidiary. Please confirm that if the Subsidiary's expenses are predominantly tax expenses, that the Fund will revise the fee table to reflect a deferred tax liability line item (*e.g.*, as a subcaption under Other Expenses).

26.   Please move footnote 3 of the fee table to another location in the Prospectus. *See* comment 3 above.

Principal investment strategies (Page 16)

27.   This section provides that the Fund will invest at least 80% of its assets in securities of MLPs and Energy Infrastructure Companies. Use of the term "Energy" in the Fund's name may suggest to investors that the Fund may invest in a wide range of energy companies, not merely energy infrastructure companies. Please explain to us why it is appropriate for the Fund's 80% policy to be limited to Energy Infrastructure Companies when the Fund's name includes the more general term "Energy".

28.   This section states that the Fund may invest in convertible securities. Please disclose the credit quality of the Fund's investment in convertible securities.

29.   The sixth bullet in this section states that the Fund may invest "up to 15% in unregistered (illiquid) securities." This suggests that unregistered and illiquid securities are the same. Please revise this bullet to state that the Fund may invest up to 15% of its net assets in unregistered and other illiquid securities.

30.   The second to the last bullet of this section states that the "Fund *typically* will only write call options on securities that are held in the portfolio (*i.e.*, covered calls)." (Emphasis added.) Use of the word "typically" here suggests that there may be circumstances when the Fund would write uncovered calls. Please explain to us the circumstances under which the Fund would write uncovered calls and address how the Fund will maintain adequate asset coverage for uncovered calls.

Principal investment risks (Page 18)

31.   We note that on page 21 you have identified Securities Lending Risk and Short Sale Risk as principal investment risks of the Fund. Please also discuss securities lending and short sales as principal investment strategies in response to Item 4(a) of Form N-1A.

Fund details – Temporary defensive investing (Page 25)

32.   The description of temporary defensive investing refers to investments, such as futures that have much more risk than those included in the discussion of temporary defensive investing on page 9 of the SAI. Please revise the disclosure in this section to be consistent with the investments described in the SAI.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Page 28)

33.   Investment restriction 2 sets forth the concentration policies for each Fund. The staff of the Division takes the position that reservation of freedom of action is not permitted with respect to concentration. In two places in this section, the Fund uses word "may" in a manner suggesting that the Funds are reserving freedom of action with respect to concentration. First, the introductory sentence immediately preceding the recitation of the enumerated investment restrictions provides: "To the extent permitted by the 1940 Act . . . each Fund *may:* . . ." (Emphasis added.) Second, the first sentence of the concentration policy for the Salient MLP and Energy Income Fund states in part that the Fund "*may* not invest 25% or more of the value of its total assets in the securities of issuers in any other single industry or group or industries . . . ." (Emphasis added.) The use of the word "may" suggests that the Fund has discretion to depart from the policy. Please revise the concentration policies (*e.g.*, by substituting "will" for "may") to make clear that the Funds are not reserving freedom of action to concentrate.

34.   The last sentence of each concentration policy states that registered investment companies are not considered part of any industry or group of industries. Please make clear, however, that when the Funds invest in affiliated underlying funds they will, for purposes of determining industry concentration, treat the assets of the underlying funds as if held directly. In addition, although the Funds may invest in unaffiliated registered investment companies, the Adviser and Fund may not ignore the concentration of underlying investment companies when determining whether the Funds are in compliance with their own concentration policies. For example, in our view, it would be a violation of a Fund's concentration policy for the Fund to invest all its assets in underlying funds that the Fund knows concentrate in a particular industry or group of industries. Please add disclosure indicating that the Funds will consider the concentration of underlying investment companies Funds when determining compliance with their concentration policies.

GENERAL COMMENTS

35.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

36.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

37.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

38.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

39.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

40.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

41.   Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

/s/

John M. Ganley
Senior Counsel